May 11, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Diane Fritz
Shannon Buskirk
George K. Schuler
Kevin Dougherty
Laura Nicholson

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-261255) of ProFrac Holding Corp., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of Class A common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 9 a.m., Eastern Time, on May 12, 2022, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to the underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

J.P. MORGAN SECURITIES LLC
PIPER SANDLER & CO.
MORGAN STANLEY & CO. LLC
As Representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Brash
Name: Lucy Brash
Title: Executive Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER

PIPER SANDLER & CO.

By:	/s/ Sanjiv Shah
Name: Sanjiv Shah
Title: Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER

MORGAN STANLEY & CO. LLC

By:	/s/ Mauricio Dominguez
Name: Mauricio Dominguez
Title: Vice President

SIGNATURE PAGE

ACCELERATION REQUEST LETTER